SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2021

Commission file number: 001-32749

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant's name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 20, 2021, the Annual General Meeting of Fresenius Medical Care Management AG (“Management AG”), the general partner of Fresenius Medical Care AG & Co. KGaA (the “Company”), was held. Effective upon the closure of the meeting, the terms of Dr. Gerd Krick and Mr. William Johnston ended without re-election. The following persons were elected to the supervisory board of Management AG:

•      Stephan Sturm

•      Dr. Dieter Schenk

•      Rolf A. Classon

•      Rachel Empey

•      Gregory Sorensen MD

•      Pascale Witz

During the subsequent constituting supervisory board meeting Mr. Sturm was elected Chairperson and Dr. Schenk was elected Vice Chairperson.

Brief biographies of the members of the Management AG supervisory board (other than Mr. Sorensen) are contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 under Item 6A, " Directors, senior management and employees - Directors and Senior Management." Biographical information for Mr. Sorensen is set forth in the invitation to the Company’s Annual General Meeting, which was furnished to the SEC with a Form 6-K on April 7, 2021, and is also available on the Company’s web site, www.freseniusmedicalcare.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: May 25, 2021

Fresenius Medical Care AG & Co. KGaA,
a partnership limited by shares, represented by:

fresenius medical care management ag, its
General Partner

By:	/s/ Rice Powell
	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner

By:	/s/ Helen Giza
	Name:	Helen Giza
	Title:	Chief Financial Officer and Member of the Management Board of the General Partner